Exhibit 99.1

AMTD IDEA’s Receipt of NYSE Letter Regarding ADS Trading Price’s Below Compliance Standards

PARIS & NEW YORK & SINGAPORE — AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA” or the “Company”), today announced that it has received a letter from the New York Stock Exchange (the “NYSE”), notifying the Company that it is below compliance standards due to the trading price of the Company’s American depositary shares (the “ADSs”).

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The Company has six months (the “Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 per ADS and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 per ADS closing share price on the last trading day of the Cure Period and a US$1.00 per ADS average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

The Company intends to monitor the market conditions of its listed securities and will consider various measures to cure the non-compliance caused by adverse effects on its trading price and avoid any potential delisting. The Company remains confident in its long-term strategy, business fundamentals and growth prospects and plans to continue the execution of its share repurchase programs as previously announced.

As of August 7, 2026, the Company has repurchased 4,417,036 ADSs under the existing repurchase programs.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com